SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

July 8, 2004

Microcell Telecommunications Inc.

800 de La Gauchetiere Street West
Suite 4000
Montreal, Quebec
H5A 1K3

Registration No. 000-29502

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F... X ... Form 40-F.........

[Indicate by check mark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes......... No ... X ...

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 8, 2004
Microcell Telecommunications Inc.
By:
/s/ Jocelyn Cote -------------------------------------------------------------------------------------------------- Jocelyn Cote, Vice-President, Legal Affairs and Assistant Secretary

News Release

For immediate release

SERIOUS GAMING EXPERIENCE GOES WIRELESS WITH FIDO LAUNCH OF NOKIA N-GAGE QD

Montreal, July 8, 2004 - Fido today announced the addition of the Nokia N-GageTM QD mobile game deck to its wireless device portfolio. This compact device is both a wireless phone and an ergonomic gaming console with an instant game launcher key. As the exclusive Canadian wireless carrier for the launch of the N-Gage QD, Fido is including a bonus Tony Hawk's Pro Skater® game card so that customers can start playing as soon as they open the box.

"Basically, it's the mobile answer to gaming with enough horsepower to keep even the most dedicated player going for hours. Serious gamers will appreciate the ability to connect to fellow players at close range through Bluetooth™ or around the world via Fido's GPRS wireless data network," said Rene Bousquet, Vice-President of Marketing for Microcell Solutions Inc. "No matter where they are, they can play against others, download games directly to their N-Gage QD game deck, check high scores, access message boards and get useful tips through the N-Gage Wireless Arena Web site."

The pocket-sized device combines a colour screen and easy-to-use controls with advanced smart phone features, such as a personal information manager, an XHTML browser, and e-mail, text and multimedia messaging. Players can also chat with friends in the on-line Arena community.

The device has a card slot allowing users to 'hot swap' or easily change the many popular game titles available for purchase without switching the device off. Customers can also engage in real-time on-line games via Fido's GPRS data network. When customers make the shift to a voice conversation, they can choose to use the N-Gage QD as a traditional handset with or without a headset or with the handy loudspeaker feature.

"Since our launch of PCS over seven years ago, Fido has been a recognized leader with youth and the young at heart," said Mr. Bousquet. "With this device, a customer can be on the bus heading to school or work and play a game against a friend in Europe, pick up e-mail, view picture messages or check their daily schedule through the PDA feature - and, of course, make a phone call."

"Our new N-Gage QD has an incredible array of game titles, some of which, like Tony Hawk Pro Skater, were produced in Canada," said Nathalie Le Prohon, General Manager of Nokia Products Ltd. "Like its predecessor, the N-Gage, the Nokia N-Gage QD is the only mobile and connected game deck to feature on-line, high-quality, 3-D multi-player gameplay over Bluetooth wireless technology and GPRS. It's built for the serious Fido® gamer."

The N-Gage QD, now available at Fido locations across Canada and from selected retail partners, is priced at $150 with a Fido Agreement. Additional game cards, such as Ashen™, Tiger Woods PGA® and The Sims Bustin' Out™, can also be purchased at Fido locations or online for prices starting from $34.

About Microcell Solutions

Microcell Solutions Inc. is a national provider of wireless communications services under the Fido brand name. The company offers a wide range of wireless voice and high-speed data communications products and services to over 1.2 million customers. Microcell Telecommunications Inc. is the parent company of Microcell Solutions. Microcell Telecommunications has been a public company since October 15, 1997, and is listed on the Toronto Stock Exchange under the symbols MT.A and MT.B. For more information, visit www.fido.ca and www.microcell.ca.

Fido is a registered trademark of Microcell Solutions Inc.
Nokia, N-Gage, N-Gage QD and Ashen are trademarks or registered trademarks of Nokia Corporation.
Bluetooth is a trademark of Bluetooth SIG, Inc.
All other trademarks are the property of their respective owners.

For more information:

Diane Fabi
514 965-1426
diane.fabi@microcell.ca

Karen Berkhout
604 783-0701
karen.berkhout@microcell.ca

Nokia Canada
Jennifer Atkinson
905 619-4383
ext-jennifer.Atkinson@nokia.com